Via Facsimile and U.S. Mail
Mail Stop 4720

December 17, 2009

Donna J. Blank
Executive Vice President and
Chief Financial Officer
National Financial Partners Corp.
340 Madison Avenue, 19th Floor
New York, NY 10173

Re: **National Financial Partners Corp.**
Form 10-K for the Fiscal Year Ended December 31, 2008
Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended September 30, 2009
File Number: 001-31781

Dear Ms. Blank:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business, page 1

1. Please revise your disclosure to clarify whether any of your executive officers participate in your ongoing incentive plan for principals who have completed their contingent consideration period or your 2009 Principal Incremental Incentive Plan. Please also revise to clarify how these plans are funded. In addition, please

file copies of the plans as exhibits to your Form 10-K pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide us with a detailed analysis which supports your conclusion that such plans are not required to be filed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 67

2.   If you can make reasonably reliable estimates of the amount and period in which the uncertain tax liabilities will be paid, please revise to include those amounts in the table. Otherwise, disclose in the footnote to the table the amount of these liabilities and that the amount and timing of the payments cannot be reliably estimated.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Business Segments, page F-10

3.   Please revise your disclosure to include revenues for life insurance, corporate and executive benefits and financial planning and investment advisory fees separately. Refer to paragraph 37 of SFAS 131. In addition, you disclose on page 67 that the company operates in Canada. Please revise your disclosure to show revenue earned in Canada separately. Refer to paragraph 38 of SFAS 131.

Form 10-Q for the quarterly period ended March 31, 2009
Form 10-Q for the quarterly period ended September 30, 2009

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds, page 50

4.   On page 50 of your Form 10-Q filed May 11, 2009, you disclose that from April 1, 2009 and through May 11, 2009, you issued 978,273 shares of common stock to principals related to contingent consideration in reliance upon Section 4(2) of the Securities Act and Regulation D. Similarly, on page 53 of your Form 10-Q filed November 4, 2009, you disclose that from October 1, 2009 through November 4, 2009, you issued 105,616 shares of common stock in reliance upon Section 4(2) of the Securities Act and Regulation D. Beginning March 16, 2009, we required all filers to submit their Forms D electronically on EDGAR. See Guidance on Form D Filing Process located at http://www.sec.gov/divisions/corpfin/formdfiling.htm. Please promptly file copies of your Forms D.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant